Kenneth J. Rollins

+1 858 550 6136

krollins@cooley.com

March 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeanne Bennett, Vanessa Robertson, Kasey Robinson and Jeffrey Gabor

Re:	Design Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted January 26, 2021

CIK No. 0001807120

Ladies and Gentlemen:

On behalf of Design Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 22, 2021 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1 (the “DRS”).

In response to the Comments, the Company has revised the DRS and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1, Submitted January 26, 2021

Prospectus Summary

Overview, page 1

1.	Please revise your disclosure in the first sentence on page 1 to highlight that your operations are preclinical.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 87 and 104 of the Registration Statement.

2.

We note references to preclinical data that your product candidates have “consistently restored frataxin (FXN) levels in cells from FA patients,” “reduced nuclear foci in DM1 patient muscle cells” and similar statements indicating findings of efficacy. Please revise to remove any statements that suggest the efficacy of your candidates, as these determinations are the exclusive authority of the FDA or other regulators. Also, please limit the prospectus summary discussion of preclinical studies to an objective description of the endpoints of your studies and trials and whether they were met.

Cooley LLP  4401 Eastgate Mall  San Diego, CA  92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission

March 5, 2021

Page Two

For example, rather than stating that your “FA GeneTACs have consistently restored frataxin (FXN) levels in cells from FA patients,” present your trial observations without concluding that the FA GeneTACs caused the observations. Similarly revise the disclosure throughout your filing.

In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 87 and 104 of the Registration Statement and throughout the Registration Statement where applicable.

3.	Revise the table on page 4 to reflect that you have not yet submitted an IND with respect to Friedreich ataxia (GAA) and Myotonic dystrophy (CTG).

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4 and 106.

4.

We note that you have included in your product pipeline table your GeneTAC platform discovery programs. Given the early-stage development of these programs, please explain why these programs are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure on pages 118-119 to provide a more fulsome discussion of these programs, including a description of preclinical studies or other development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4, 5, 106 and 107 of the Registration Statement.

Management’s Discussion and Analysis

Common Stock Valuations, page 98

5.

Once you have an estimated offering price or range, please explain to us the reasons for any significant differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with a supplemental letter containing the fair value underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business

License Agreement, page 120

6.

We note your disclosure with respect to the WARF License Agreement that your royalty obligation will terminate on the date of expiration of the last-to-expire of the licensed patents in the relevant country. Please revise to clarify when the patents underlying such royalty terms are expected to expire. In addition, revise to disclose the aggregate amounts, if any, paid to date under the WARF License Agreement.

Cooley LLP  4401 Eastgate Mall  San Diego, CA  92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission

March 5, 2021

Page Three

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 121 and 122 of the Registration Statement.

7.

Please briefly describe any of the material terms of the rights retained by the U.S. government. If there are any material march-in-rights, address the portion of your business that would be impacted by exercise of such rights, and describe the conditions which might prompt the U.S. government to exercise any such rights. Include risk factor disclosure if appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 122 of the Registration Statement. The Company respectfully advises the Staff that the rights retained by the U.S. government are those that are standard in licenses granted by universities and research institutions where U.S. government funding has been used in research, and that the exercise of march-in rights by the U.S. government is not a risk material to the business of the Company. In addition, the Company has concluded that although some of its patents are based on work funded by the U.S. government, the fact that the U.S. government retains a royalty-free, non-exclusive license to practice any government-funded invention does not present a material threat to the Company’s business because the Company’s drug candidates will be protected by other proprietary intellectual property developed by or on behalf of the Company that will not be available to others. The Company has also added a related risk factor on pages 54 and 55 of the Registration Statement.

Intellectual Property, page 122

8.

Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In addition, please clarify whether each such patent is owned or licensed. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 123 and 124 of the Registration Statement.

9.

Please revise here to disclose the type of intellectual property right protection applicable to your GeneTAC Platform. In your revised disclosure, please clarify the source of protection for your “proprietary” platform, explain why the platform is “proprietary,” and disclose the duration of the underlying intellectual property protection.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 123 and 124 of the Registration Statement.

Description of Capital Stock

Choice of Forum, page 175

10.

Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering clearly states that this provision does not apply to actions arising under the Securities Act or Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Cooley LLP  4401 Eastgate Mall  San Diego,  CA 92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission

March 5, 2021

Page Four

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s amended and restated certificate of incorporation will clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended.

General

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and has provided to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement.

*    *    *

Cooley LLP  4401 Eastgate Mall  San Diego, CA  92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission

March 5, 2021

Page Five

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding the Company’s responses to the Comments.

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins
Cooley LLP

cc:	João Siffert, M.D., Design Therapeutics, Inc.

Charles S. Kim, Cooley LLP

James Pennington, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

Cooley LLP  4401 Eastgate Mall  San Diego, CA  92121-1909

t: (858) 550-6000  f: (858) 550-6420  cooley.com